Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following are two letters sent by HP to HP shareowners. The first letter is a message to HP shareowners from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. The second letter is a message to Walter B. Hewlett from other members of HP's board of directors, including Philip M. Condit, Patricia C. Dunn, Sam Ginn, Richard A. Hackborn, George A. Keyworth II and Robert E. Knowling Jr.

February 28, 2002

Dear HP Shareowner:

We have entered a new period of computing in which everything must work with everything else, everywhere, all the time. We must meet our customers’ needs quickly and efficiently. Delay means lost revenues, lost profits and lost value for our shareowners. This is unacceptable to HP and should be unacceptable to you — the owners of HP.

The fact is, in this highly competitive environment, HP cannot afford to experiment with Walter Hewlett’s latest “Focus and Execute” plan or meander through his “set of guidelines that offers a framework...”

The people of HP have focused and executed well in a tough economic environment, as demonstrated by the company’s performance over the past two quarters.

Focus and execution are business fundamentals. The challenge we must meet on behalf of shareowners is leadership and growth.

HP + COMPAQ:    REAL VALUE FOR SHAREOWNERS

The merger with Compaq is a real plan, with a real strategy, that will create real value for shareowners. It is the culmination of a 2½ year strategic planning process, and with your support the merger should be completed within a matter of weeks. A joint HP-Compaq integration team that now numbers 600 dedicated people has been working round the clock for months, to ensure we make the right decisions for the new HP — and to ensure we hit the ground running on Day One of the merger.

Following the merger, HP + Compaq will be:

•	#1 in enterprise storage

•	#1 in Windows® servers

•	#1 in Unix servers

•	#1 in PCs

•	#1 in management software

•	#1 in printing and imaging

•	#3 in IT services with 65,000 professionals.

But we fully recognize that size, while very important as customers increasingly require end-to-end solutions, is far from the entire story. What drives this merger is our determination to create a stronger, more competitive HP that delivers greater value to our shareowners.

This is what the merger is designed to do:

•	Decrease costs by achieving $2.5 billion in annual cost savings by mid-2004 — having a net present value of $5 to $9 per HP share based on the assumptions outlined in our proxy statement/prospectus.

•	Increase operating margins of our enterprise business to 9% by 2003 — up from a negative 3% in fiscal 2001.

•	Increase operating margins of our services business to 14% by 2003 — up from 5% in fiscal 2001.

•	Move the PC business into the black, with operating margins of 3% in 2003 — up from negative 4% in fiscal 2001.

•	Provide new and existing customers with the suite of product offerings they are demanding.

•	Increase earnings per share by 12% in fiscal 2003.[1]

•	Deliver greater value to shareowners through decreased costs, higher margins and increased earnings.

By improving profitability and increasing shareowner value, HP will be able to preserve jobs, continue to fund R&D and innovation, and maintain our long-standing commitment to investment in our communities. In short, by becoming the new HP, we will be able to preserve the traditional HP values we have known and lived by for decades.

SEEING THROUGH THE SMOKE

As the vote at the March 19 special meeting approaches, Walter Hewlett has become more extreme in his claims and predictions. His financial advisor — the one which stands to make an extra $12,000,000 if you reject the merger — has prepared a report, based on arbitrary and unrealistic assumptions, arguing that HP’s share price will increase if HP would only adhere to Walter Hewlett’s “guidelines and frameworks.” This report is based on a series of arbitrary and incorrect assumptions, and it is necessary to look closely to see through all the smoke.

[1]	Based upon current Wall Street consensus estimates for fiscal 2003 and HP management’s estimates of merger synergies.

For example, the report prepared by Walter Hewlett’s financial advisor:

•	Arbitrarily and incorrectly assumes that on a stand-alone basis, HP can double its operating margins in 18 months.

•	Arbitrarily and incorrectly assumes that on a stand-alone basis, HP’s earnings per share are 21% above average Wall Street estimates in 18 months.

•	Arbitrarily and incorrectly assumes that on a stand-alone basis, HP’s price/earnings multiples are 21% higher in 18 months than what the report cites as HP’s current price/earnings multiple.

And all of this, according to the report, is to be done without any cost savings. When you strip away the arbitrary and unrealistic assumptions about earnings and multiples, Walter Hewlett’s predictions unravel and his plan offers nothing new and no creation of value.

We also want you to know that we have become increasingly disturbed by Walter Hewlett’s “do anything, say anything to win” tactics in recent weeks. We thought you would be interested in an open letter to Walter Hewlett from six independent HP directors. A copy is enclosed.

YOUR VOTE COUNTS — PLEASE ACT TODAY

We urge you to vote “FOR” the merger by signing, dating and returning the enclosed WHITE proxy card or voting instruction form today. A pre-addressed, postage-paid envelope is enclosed for your convenience. Time is short. To be sure your vote is counted, vote today.

If you previously voted against the merger, either on Walter Hewlett’s green card or HP’s white card, you have every right to change your vote. Submission of a properly executed WHITE proxy card or voting instruction form will revoke any prior proxy card or voting instruction form you may have submitted.

If you have questions or need assistance voting your shares, please call Innisfree M&A Incorporated toll-free at (877) 750-5836 or Georgeson Shareholder toll-free at (888) 921-5724. For more information about the merger, visit www.VotetheHPway.com.

Once again, we thank you for your continued support.

Sincerely,
Carleton S. Fiorina
Chairman of the Board and
Chief Executive Officer

If you have questions or need assistance voting your shares FOR the HP/Compaq merger, please call INNISFREE M&A INCORPORATED toll-free at (877) 750-5836 or GEORGESON SHAREHOLDER toll-free at (888) 921-5724. Additional information about the HP/Compaq merger is available at www.VotetheHPway.com.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

Walter B. Hewlett
525 Middlefield Road, Suite 200
Menlo Park, CA 94025

February 26, 2002

Dear Walter:

Your words and actions in recent weeks are not the words and actions of the Walter Hewlett each of us has known for many years. While we vigorously disagree with your views regarding the pending Compaq merger — and we know you disagree with ours — there is no reason for your increasingly strident attacks on HP and our CEO.

Each day your newspaper ads, press releases, press statements and letters grow more belligerent. Each day you move the debate further away from rational financial discourse. There are times we wonder whether the words and arguments are yours, or those of your advisors.

None of this, of course, is helpful to HP or its shareowners. None of this is helpful to the value of HP stock.

Let us cite a few examples:

You have tried, unsuccessfully, to portray your financial advisor, Friedman Fleischer & Lowe (FFL), as an independent third party providing an objective evaluation of the merger. You have said in SEC filings since December that FFL was engaged “to independently evaluate the proposed merger.”1 Since November, you have based all of your financial arguments on information provided to you by FFL. But it was not until early February that you revealed that FFL stands to reap a bonus payment of $12,000,000 if they can help you gather up enough votes to defeat the merger.2 You say that FFL is “independent,” but they are not. You should know that this is wrong.

You have flip-flopped repeatedly on whether you have a viable alternative to the Compaq merger, and if so, exactly what it is. One day we read you do not have a plan, the next day we read that you do, and a third day we read that what you have are “guiding principles.” You must know that this is not helpful to HP’s shareowners.

You have misrepresented this Board’s deliberative process repeatedly, starting with your remarkable denial of the fact that we, as a Board, have been reviewing strategic alternatives over the past 2 1/2 years. You have not disclosed that you fully concurred with the Board’s past decisions to reject exiting the PC

1,2 SEC Filings

business and spinning-off the imaging and printing business. You have mischaracterized the circumstances surrounding your voting decision on the merger. You know the importance this Board places on good governance and your attacks on our processes are unfair and misleading.

You have tried, unsuccessfully, to drive a wedge between our CEO and the Board of Directors. We have been, as you well know, unequivocal in our support for her and your calls for her departure from HP are baseless and irresponsible.

All of us, including you, as directors of HP with fiduciary duties to all shareowners, must guard against getting to the point where we are prepared to say anything in order to win. We must present the facts candidly and fairly, and let HP’s shareowners make their decisions on a fully informed basis. We have followed this course throughout this difficult period. We hope you will choose to do the same.

Signed,

Philip M. Condit	Patricia C. Dunn
Richard A. Hackborn	Sam Ginn
George A. Keyworth II	Robert E. Knowling Jr.

Members of the HP Board

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.